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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. _)(1)



                               SAPIENT CORPORATION
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                                   -----------
                                  (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1(b)

           [X]  Rule 13d-1(c)

           [ ]  Rule 13d-1(d)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 803062 10 8                                           Page 2 of 6


                                  SCHEDULE 13G

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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Samuel C. Sichko
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                       5    SOLE VOTING POWER

                            606,227 shares (includes shares held by The Jerry A.
                            Greenberg Charitable Lead Annuity Trust - 2000, of
                            which Mr. Sichko is co-trustee and over which Mr.
                            Sichko has sole voting power)
                       ---------------------------------------------------------
                       6    SHARED VOTING POWER

                            14,136,404 shares (consists of 5,046,519 shares held
                            by The Jerry A. Greenberg Eight Year Qualified
                            Annuity Trust 1996, 10,000 shares held by The Jerry
        NUMBER OF           A. Greenberg Charitable Foundation, 2,130,030 shares
         SHARES             held by The Jerry A. Greenberg Remainder Trust 1996
       BENEFICIALLY         and 9,949,855 shares held by the J. Stuart Moore
        OWNED BY            Eight Year Qualified Annuity Trust - 1996. Mr.
          EACH              Sichko is a co-trustee of each of the trusts and
        REPORTING           shares voting control over the shares held by each
         PERSON             of the trusts.)
          WITH          --------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER

                            6,500 shares
                        --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            14,736,131 shares (comprised of 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 5,046,519 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 10,000 shares held by The Jerry A. Greenberg Charitable Foundation and 6,949,855 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee of each of these trusts and shares dispositive power over the shares held by each of the trusts.)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,742,631 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 5,046,519 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 10,000 shares held by the Jerry A. Greenberg Charitable Foundation and
      6,949,855 shares held by the J. Stuart Moore Eight Year Qualified
      Annuity Trust - 1996.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust 1996,
      The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, The
      Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, The Jerry A. Greenberg Charitable Foundation or the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not Applicable
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 803062 10 8                                           Page 3 of 6



ITEM 1(a)         NAME OF ISSUER:

                  Sapient Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

ITEM 2(a)         NAME OF PERSON FILING:

                  Samuel C. Sichko, Esq.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Samuel C. Sichko
                  c/o Prince, Lobel, Glovsky & Tye LLP
                  585 Commercial Street
                  Boston, MA  02109-1024

ITEM 2(c)         CITIZENSHIP:

                  Mr. Sichko is a citizen of the United States of America.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share.

ITEM 2(e)         CUSIP NUMBER:

                  803062 10 8

ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not applicable

ITEM 4            OWNERSHIP:

                           (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Sichko has or shares voting or investment control over 14,742,631 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 5,046,519 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, 10,000 shares held by the Jerry
                           A. Greenberg Charitable Foundation and 6,949,855 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Sichko is a co-trustee of each of these trusts. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.

                           (b)      PERCENT OF CLASS:

                           Mr. Sichko has or shares voting or investment control over shares representing 11.7% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.



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CUSIP NO. 803062 10 8                                           Page 4 of 6



                           (c)      NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                          (i) sole power to vote or to direct
                                          the vote:

                                          Mr. Sichko has the sole power to
                                          direct the vote of the 606,227 shares,
                                          of which 599,727 shares are held by
                                          The Jerry A. Greenberg Charitable Lead
                                          Annuity Trust - 2000. Mr. Sichko is a
                                          co-trustee of, and has sole voting
                                          control over, The Jerry A. Greenberg
                                          Charitable Lead Annuity Trust - 2000.

                                          (ii) shared power to vote or to direct
                                          the vote:

                                          Mr. Sichko shares voting control over
                                          the 5,046,519 shares held by The Jerry
                                          A. Greenberg Eight Year Qualified
                                          Annuity Trust 1996, the 10,000 shares
                                          held by The Jerry A. Greenberg
                                          Charitable Foundation, the 2,130,030
                                          shares held by The Jerry A. Greenberg
                                          Remainder Trust 1996 and the 6,949,855
                                          shares held by the J. Stuart Moore
                                          Eight Year Qualified Annuity Trust -
                                          1996.

                                          (iii) sole power to dispose or to
                                          direct the disposition of:

                                          Mr. Sichko has the sole power to
                                          dispose of 6,500 shares.

                                          (iv) shared power to dispose or to
                                          direct the disposition of:

                                          Mr. Sichko shares power to dispose or
                                          direct the disposition of the
                                          2,130,030 shares held by The Jerry A.
                                          Greenberg Remainder Trust 1996, the
                                          5,046,519 shares held by The Jerry A.
                                          Greenberg Eight Year Qualified Annuity
                                          Trust 1996, the 599,727 shares held by
                                          The Jerry A. Greenberg Charitable Lead
                                          Annuity Trust - 2000, the 10,000
                                          shares held by The Jerry A. Greenberg
                                          Charitable Foundation and the
                                          6,949,855 shares held by the J. Stuart
                                          Moore Eight Year Qualified Annuity
                                          Trust - 1996. Mr. Sichko is a
                                          co-trustee of each of these trusts.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable


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CUSIP NO. 803062 10 8                                           Page 5 of 6


ITEM 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP NO. 803062 10 8                                           Page 6 of 6


                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2002



                                               /s/ Samuel C. Sichko
                                  ----------------------------------------------
                                                Samuel C. Sichko